

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 15, 2007

Via U.S. Mail and Fax (703) 390-1893
Scott Macleod
Chief Financial Officer
Skyterra Communications, Inc.
10802 Parkridge Boulevard
Reston, VA 20191

        RE: Skyterra Communications, Inc.
              Form 10-K for the fiscal year ended December 31, 2006
              Filed March 16, 2007

              Form 10-Q for the quarter ended September 30, 2007
              File No. 0-13865

Dear Mr. Macleod:

      We have reviewed your supplemental response letters dated August 10, September 18, and October 9, 2007 as well as your filing and have the following comments. As noted in our comment letter dated July 27, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Quarterly Report filed on form 10-Q for the quarter ended September 30, 2007

Note 3 – Acquisitions, page 8

1. We note that you are accounting for the acquisition of additional equity interests in MSV and MSV GP owned by BCE Inc. and Motient using the purchase method of accounting. Considering that MSV was determined to be the accounting acquirer in the MSV exchange in September 2006 and, therefore, that MSV is considered the registrant for accounting purposes, tell us why you believe it is appropriate to account for the acquisition of additional interest in MSV under the purchase method. Tell us how this transaction is different from the reacquisition of your own shares.

2. Tell us why you believe it is appropriate to use the market value of Skyterra common stock in the valuation of the non-voting common stock issued in the acquisitions of additional interests in MSV. Even though the non-voting shares are convertible into Skyterra voting common stock upon distribution or sale to a third party, it appears that the non-voting

common stock in Skyterra is not the same security as the voting common stock, which is quoted or traded in an over-the-counter market.

3. We note that in connection with the MSV Exchange you stepped up to fair value your investment in Terrestar. We also note that in the quarter ended September 30, 2007 your investment in Terrestar was written down to $90.1 million. Expand your disclosures to discuss in detail how you determined the fair value of your investment in Terrestar. Your disclosures should include but should not be limited to a discussion of the methodology used to determine the fair value, the assumptions and estimates used in the valuation, and details of any consideration given to third party negotiations in connection with the pending sale of your investment in Terrestar. Further, provide the above disclosures at December 31, 2006 as well as of each subsequent interim period of 2007.

4. We note that in connection with the acquisition of additional interests in MSV you allocated most of the purchase price to identifiable intangible assets mostly consisting of spectrum licenses and contractual rights to various spectrum authorizations, patented technologies, customer contracts, and customer relationships. Provide us a breakdown of the identifiable intangibles recorded in connection with these acquisitions. Tell us and disclose the methodology used in determining the value assigned to the spectrum licenses, patented technologies and the other intangibles. Include in your disclosures a detail discussion of the assumptions and estimates used in each of the valuations.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director